**ING LOGO**
**AMERICAS**
US Legal Services

Michael A. Pignatella
Counsel
Tel: 860.580.2831 | Fax: 860.580.4934
Email: michael.pignatella@us.ing.com

May 4, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

Re:   **ING Life Insurance and Annuity Company and its Variable Annuity Account C**
      **Prospectus Title:  Opportunity Plus – Multiple Option Group Variable Annuity Contracts**
      **File Nos.: 033-75962[*] and 811-02513**
      **Rule 497(j) Filing**

Ladies and Gentlemen:

Pursuant to Rule 497(j) under the Securities Act of 1933 (the "1933 Act"), this is to certify that the Contract Prospectus Supplement, the Contract Prospectus and the Statement of Additional Information dated April 30, 2010 contained in Post-Effective Amendment No. 55 to the Registration Statement on Form N-4 ("Amendment No. 55") for Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Registrant") that would have been filed pursuant to Rule 497(c) under the 1933 Act would not have differed from that contained in Amendment No. 55 which was declared effective on April 30, 2010. The text of Amendment No. 55 was filed electronically on April 8, 2010.

If you have any questions, please call the undersigned at 860-580-2831 or Patricia Guerrera at 860-580-2815.

Sincerely,

/s/ Michael A. Pignatella

Michael A. Pignatella

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\*   Pursuant to Rule 429(a) under the Securities Act of 1933, Registrant has included a combined prospectus under this Registration Statement which includes all the information which would currently be required in a prospectus relating to the securities covered by the following earlier Registration Statement: 033-75978.